UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43468

TurboGen Ltd.

22 Efal Street

Kiryat Aryeh

Israel

Petah Tikva 4951122

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On September 9, 2026, TurboGen Ltd. issued a press release titled “TurboGen to Engage Former New York City Mayor Eric Adams to Expand the Company’s Global Market Access and Support Commercialization,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by TurboGen Ltd. titled “TurboGen to Engage former New York City Mayor Eric Adams to Expand the Company’s Global Market Access and Support Commercialization.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBOGEN LTD.

Date: September 9, 2026	By:	/s/ Yaron Gilboa
	Name:	Yaron Gilboa
	Title:	Chief Executive Officer

3